AMENDED AND RESTATED
COMPANY OPERATING AGREEMENT
OF
RUNNER CITY LLC

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
RUNNER CITY LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (as it may be modified, supplemented, or amended from time to time, this "Agreement") of Runner City LLC, a Texas limited liability company (the "Company"), is entered into and effective as of September 21, 2023 (the "Effective Date"), by and among the Company and the members of the Company (the "Members"), with reference to the following facts:

Background

The Company was originally formed as a limited liability company under the laws of the State of Texas. In connection with the formation of the Company, Robert Andrew Kaminski ("Kaminski"), Hugh Olson III ("Olson") and Alok Paryani ("Paryani"), as the sole initial members of the Company (the "Initial Members") entered into the Company's original Operating Agreement on or about December 3, 2021 (the "Original Company Operating Agreement") to govern the Company and the relationship of the Members.

On September 21, 2023 Runner City LLC desires to admit and hereby admits additional members in exchange for services and/or for capital contributions and other agreements. The new members are Aaron Schaefer (Member/Investor), Jonathan Schaefer (Member/Investor), and Ted Karr (Member, Chief Legal Officer) and Karla Kaminski (Member/Chief Communications Officer).

Terms

In consideration of the agreements and obligations set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Members agree as follows:

ARTICLE 1 – DEFINITIONS

Capitalized terms have the meanings given in the Glossary, attached hereto as Exhibit A.

ARTICLE 2 – FORMATION AND TERM

2.1.   Formation. The Company was formed on October 27, 2021, pursuant to the Texas Business Organization Code (as may be amended from time to time) (the "Code"), when the Articles of Organization of the Company (the "Articles") were filed with the Secretary of State of the State of Texas. The rights, duties and liabilities of the Company and the Members shall be as provided in the Code, except as otherwise provided in this Agreement. This Agreement supersedes and entirely replaces any operating agreement of the Company existing on or before the Effective Date, including the Original Company Operating Agreement.

2.2.   Name. The business and affairs of the Company shall be conducted under the name: "Runner City LLC" and such name shall be used at all times in connection with the Company's business and affairs.

2.3.   Principal Place of Business. The Company's principal place of business is 3707 Menchaca Rd. #124, Austin Texas 78704. The Manager may change the Company's principal place of business without amendment of this Agreement.

2.4.   Registered Office Address. The Company's registered address is 2208 Del Curto Rd, #102, Austin, Texas 78704. The Company's Manager may change the Company's registered agent from time to time.

2.5.   Term. The existence of the Company commenced on the date of filing of the Articles. The Company will have perpetual existence unless the Company is dissolved and its affairs wound up in accordance with the Code or this Agreement.

2.6.   Member Names and Addresses. The names and addresses of the Members and the percentage owned by each Member are set forth on the attached Schedule 1, as such schedule may be amended from time to time to reflect the admission of any new Members in accordance with the terms of this Agreement. Additional Members are required to execute this Agreement or a consent to be bound by this Agreement in a form approved by the existing Members.

ARTICLE 3 – BUSINESS OF THE COMPANY

The purpose of the Company is to do, either as the Company or through subsidiaries, any one or more of the following: (a) the development of brands, patents, trademarks and other intellectual property used within the services and delivery industry (the "Project"); (b) in connection with the Project, to buy, take, lease, borrow, purchase, or otherwise acquire, and to own, use, hold, sell, convey, exchange, improve, lease, manage, dispose of, pledge personal or intellectual property, or any interest therein or any services associated therewith; and (c) engage in or enter into such other activities, contracts or investments as may be reasonably deemed advisable by the Manager with respect to personal property (tangible or intangible). Upon the affirmative consent of Members holding at least a combined fifty one percent (51%) of all Percentage Interests, the Company may also engage in any lawful business permitted by the Code or the laws of any jurisdiction in which the Company may do business. The Company has the authority to do all things necessary or convenient to accomplish its purpose and operate its business.

ARTICLE 4 – MANAGEMENT OF THE COMPANY

4.1.   Management of Company; Manager. Except as otherwise expressly provided in this Agreement or as required in a non-waivable provision of the Code, the full and complete authority, power, and discretion to manage and control the business, affairs, and property of the Company, to make all decisions regarding those matters, and to perform all other acts customary or incident to management of the Company's business shall be vested in the manager of the Company (the "Manager"). As of the Effective Date, Kaminski is the

Manager. The Manager will have all the rights and powers which may be possessed by a manager in a manager managed limited liability company pursuant to the Code, and such rights and powers as are otherwise conferred by law or are necessary, advisable, or convenient to the discharge of the Manager's duties under this Agreement and to the management of the business and affairs of the Company. Without limiting the generality of the foregoing, the Manager will have the following rights and powers (which the Manager may exercise at the cost, expense, and risk of the Company), except as otherwise provided in this Agreement:

(a) To expend the funds of the Company in furtherance of the Company's business.

(b) To perform all acts necessary to manage and operate the business of the Company, including engaging such persons as the Manager deems advisable for the delegation of management duties and obligations of the Company.

(c) To execute, deliver, and perform on behalf of and in the name of the Company any and all agreements and documents deemed necessary or desirable by the Manager to carry out the business of the Company, including any lease, deed, easement, bill of sale, mortgage, trust deed, security agreement, contract of sale, or other document conveying, leasing, or granting a security interest in the interest of the Company in some or all of its assets.

(d) To borrow or raise moneys on behalf of the Company in the Company's name or in the name of the Manager for the benefit of the Company and, from time to time, to draw, make, accept, endorse, execute, and issue promissory notes, drafts, checks, and other negotiable or nonnegotiable instruments and evidences of indebtedness, and to secure the payment thereof by mortgage, security agreement, pledge, or conveyance or assignment in trust of the whole or any part of the assets of the Company, including contract rights.

4.2. Duties of Manager. The Manager will manage and control the Company's business and affairs to the best of the Manager's ability and will use his or her best efforts to carry out the business of the Company. The Manager will devote such time to the business and affairs of the Company as is reasonable, necessary, or appropriate.

4.3. Limitation on Liability of Manager and Officers. Unless otherwise provided in the Code, an individual who is a Manager or officer will not have any liability to the Company or to any Member for any loss suffered by the Company or any Member which arises out of any action or inaction of the individual if the individual, in good faith, determined that such course of conduct was in the best interest of the Company and such course of conduct did not constitute gross negligence, willful misconduct, or a knowing violation of the law.

4.4. Dealing With the Company. The Manager and officers, and affiliates of the Manager and officers, may deal with the Company, by providing or receiving property and services to or from it, and may receive from others or from the Company normal profits, compensation, commissions, or other income incident to such dealings.

4.5.   <u>Additional Officers</u>. The Manager may appoint additional officers with such other titles as he may select, including the titles of CEO, Chairman, Vice President, Treasurer and Secretary, to act on behalf of the Company, with such power and authority as the Manager may delegate to any such officer.

4.6.   <u>Acts Requiring Consent of Members Holding Majority Interest</u>. The following actions, whether being taken by the Manager on behalf of the Company or otherwise, require the affirmative vote or consent of Members holding at least a majority (more than 50%) of the Percentage Interests:

(a)   Acquiring, by purchase, lease or otherwise, any real or personal property for the Company, other than in the normal course of the Company's business;

(b)   Selling, leasing or otherwise transferring any Company property or entering into any contract for such purpose, other than in the normal course of the Company's business;

(c)   Borrowing money in the Company's name, or financing any part of the purchase price of Company property, whether in or not in the normal course of the Company's business;

(d)   Incurring liability or obligations on behalf of the Company, other than in the normal course of the Company's business;

(e)   Transferring, compromising, or releasing any claims of the Company; and

(f)   Knowingly causing anything to be done whereby Company property may be seized or attached or taken in execution, or its possession otherwise endangered.

(g)   Entering into any merger, consolidation, or material reorganization, or selling substantially all the Company's assets (a "<u>Company Sale Transaction</u>");

(h)   Lending any funds of the Company other than the deposit of funds in a federally insured institution;

(i)   Doing any act that will make it impossible to carry on the ordinary business of the Company;

(j)   Entering into any additional line of credit agreement, borrowing money (excluding ordinary trade payables), or encumbering the assets of the Company to secure repayment of borrowed sums;

(k)   Except as approved in a Periodic Budget, acquiring any real property;

(l)   Entering into an agreement with any Member, director, or officer (other than ordinary course employment-related agreements) of the Company, or establishing or changing any annual salary or annual compensation over $75,000;

(m)   Instituting any lawsuit;

(n)   Settling any claim against the Company, or confessing a judgment against the Company in connection with any threatened or pending legal action;

(o)   Commencing any other line of business not conducted by the Company as of the Effective Date;

(p)   Conducting any voluntary petition in bankruptcy or receivership on behalf of the Company; and

(q)   Executing or delivering any assignment for the benefit of creditors on behalf of the Company.

4.7.   <u>Company Expenses, Reimbursements, and Compensation</u>.

(a)   <u>Company Expenses</u>. The Company is responsible for the payment of all costs and expenses of the Company, whether such costs and expenses are paid to a Member, one of the Member's or the Company's agents, or to third parties.

(b)   <u>Reimbursement</u>. The Company shall reimburse a Member for reasonable out-of-pocket expenses incurred by such Member, or any of the Member's agents, in connection with the Company's business.

(c)   <u>Compensation</u>. The salaries and other compensation of any Member or officer may be fixed from time to time by the Manager; *provided, however*, a salary increase greater than 15% of the salary in a given year and the terms governing any salaries shall be approved by a majority (greater than 50%) of the Percentage Interest.

4.8.   <u>Advisory Board</u>. To assist in the growth and development of the Company's business, the Company may establish an advisory board (the "<u>Advisory Board</u>") consisting of up to seven members. The function of the Advisory Board will be to make recommendations to the Company as to strategic and other related decisions. The Company is not required to follow the recommendations of the Advisory Board. The Advisory Board shall meet on a monthly basis. Kaminski shall serve as chairman of the Advisory Board. Initial additional members of the Advisory Board shall include Hugh Olson, Alok Paryani, Ted Karr ("<u>Karr</u>"), Jonathan Schaefer, Aaron Schaefer, and Karla Kaminski. Additional members of the Advisory Board may be appointed by the Manager. The Manager may remove members of the Advisory Board with or without cause.

4.9.   <u>Periodic Budget</u>. The Manager shall work with the Advisory Board and CFO to establish and agree to successive, periodic budgets and operating plans.

4.10.   <u>Investor Reports</u>. The Company shall issue reports to Members providing material updates regarding the Company (the "<u>Investor Reports</u>") as requested by Members. Representatives from the Company shall also meet with Members on a periodic basis upon request.

ARTICLE 5– MEMBERS AND MEMBER MEETINGS

5.1. <u>Limitation of Liability to the Company</u>. Unless otherwise provided in the Code, a Member is not liable, responsible, or accountable in damages or otherwise to the Company or to the other Members for any action taken or failure to act on behalf of the Company unless such act or omission constitutes gross negligence, intentional misconduct, or a knowing violation of law.

5.2. <u>Limitation of Liability for Company Obligations to Third Parties</u>. The debts, obligations, and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

5.3. <u>Admission of Additional Members</u>. Additional Members may be admitted to the Company upon such terms and conditions as are approved by the Manager. Notwithstanding the foregoing, no one shall become an additional Member unless and until such person becomes a party to this Agreement by signing this Agreement or a consent to be bound by this Agreement in such form as approved by the Members. Until the person becomes an additional Member, they are the owner of an economic interest in the Company, but with no rights to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Agreement and the Code.

5.4. <u>Meetings</u>. Meetings of Members are not required but may be called at any time by Members holding collectively not less than ten percent (10%) of the Percentage Interests. No business shall be transacted at any meeting of Members except as specified in the notice calling for such meeting. The place of the meeting may be either within or outside the State of Texas, but in a location which does not make it prohibitive for Members to attend and shall be stated in the notice calling for such meeting. If the place of meeting is not designated within the notice calling for such meeting, then the meeting shall be held at the principal place of business of the Company.

5.5. <u>Notice of Meetings</u>. Written notice of any meeting of the Members, stating the place, day, and hour of the meeting, and the purpose or purposes for which the meeting is called, must be given by the persons authorized to call the meeting to each Member of record entitled to vote at the meeting. Such notice shall be given not less than five (5) nor more than sixty (60) days prior to the date of the meeting.

5.6. <u>Record Date</u>. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members, or Members entitled to any distribution, the date on which notice of the meeting is first delivered or mailed, or the date on which a resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

5.7. <u>Quorum</u>. Members holding at least a majority (more than 50%) of the Percentage Interests, represented in person or by proxy, constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, the Members so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each Member. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Members whose absence would cause less than a quorum.

5.8. <u>Voting; Proxies</u>. The affirmative vote of Members holding at least a majority (more than 50%) of the Percentage Interests present at the meeting in person or by proxy, is deemed the act of the Members, except as otherwise required under this Agreement. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by the Member's attorney-in-fact or agent appointed in writing. Such proxy or appointment must be filed with the Company before or at the time of the meeting. No proxy or appointment is valid after twelve (12) months from the date of its execution, unless otherwise provided in the proxy or appointment.

5.9. <u>Telephonic or Other Communications Equipment Meetings Permitted</u>. Members may participate in a meeting by means of a conference telephone or other communications equipment in which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at the meeting for quorum and voting purposes.

5.10. <u>Action Without Meeting</u>. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting and without a vote, if a consent in writing, setting forth the action so taken, is either signed by all the Members entitled to vote with respect to the subject matter thereof or signed by the Members entitled to vote on the subject matter thereof, who, in the aggregate are not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all the Members entitled to vote were present and voted. Prompt notice of the taking of such action without a meeting by less than unanimous written consent must be given to those Members who have not consented in writing.

5.11. <u>Waiver of Notice</u>. Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated in this Agreement, is deemed equivalent to notice. Attendance of a person at a meeting constitutes a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any meeting of the Members need be specified in any written waiver of notice.

ARTICLE 6 – UNITS, CONTRIBUTIONS, AND CAPITAL ACCOUNTS

6.1.   Units. The interest of each Member in the capital and Profits and Losses of the Company will be in the form of Units in such class or classes as provided in this Agreement. Except as provided in this Section 6.1, the rights of each class of Units, in the event of multiple classes, are identical. Subject to the terms of the Code, the Articles, and this Agreement, the Company shall have and is authorized to issue the following Units:

(a)   Member Units. Member Units of Membership Interest ("Member Units") represent the units of the Company outstanding as of the Effective Date and have been issued by the Company to the Members identified on Schedule 1. There shall be 10,000 Member Units authorized and issued. The issued and outstanding Member Units will together represent a percentage ownership interest equal to one hundred percent (100%).

(b)   Other Classes or Series. The Company may, from time to time, as determined by the affirmative vote of Members holding at least a majority (more than 50%) of the Percentage Interests, as provided in Section 4.8 of this Agreement, create new classes or series of Units having the rights, preferences and privileges as are determined by the Members. This Agreement shall be amended in accordance with Section 12.3 below to set forth the creation of any new classes or series of Units and the rights, preferences and privileges of such new classes or series of Units. However, no new Units may be issued, and no such amendment may take effect if the issuance or amendment would dilute a given Member's Percentage Interest in any manner other than equally with other Members on a relative basis.

(c)   Voting Rights. Except as otherwise provided in this Agreement, the Units shall be entitled to vote as a single class in accordance with the respective Percentage Interests in the Company, on matters with respect to which a vote of the Members is taken in accordance with this Agreement.

6.2.   Issuance of Additional Units.

(a)   Right of First Refusal. In the event that the Company proposes to issue any additional Units in the future, the Company shall give the Members advance written notice (the "Issuance Notice") stating the terms of the proposed issuance, including the price and rights of the Units. Upon receiving the Issuance Notice, each Member will have the right to purchase that percentage of the Units equal to the Member's Percentage Interest, on the terms contained in the Issuance Notice, for a period of at least ten days from the date of the Issuance Notice.

(b)   Dilution. The Company may not issue any additional Units that would reduce the Percentage Interest represented by each Member Unit, except as follows: (i) if the additional Units are to be issued and sold for cash and all Members incur a proportionate dilution in value. Any and all Safe Notes issued by the Company shall result in proportionate dilution of each member's interest in the Company based on the percentages listed in Schedule 1.

6.3. Capital Contributions. The Members have made Capital Contributions to the Company as set forth in Schedule 1 of this Agreement. Except as expressly provided in this Agreement, no Member has priority over any other Member, either as to the return of Capital Contributions or the distribution or allocation of the Profits or Losses of the Company. No Member shall receive any interest on any portion of the Member's Capital Contribution or Capital Account.

6.4. Additional Capital Contributions. Except as set forth in the preceding section, no Member is required to make any Capital Contributions. To the extent approved by the Members, as they may from time to time agree, and subject to the terms of this Agreement, the Members may be permitted to make additional Capital Contributions if and to the extent they so desire.

6.5. Capital Accounts. In order to measure each Member's equity in the Company, the Company will establish on its books a Capital Account for each Member. Capital Accounts will be determined and maintained in accordance with the provisions of this Agreement and the requirements of Treasury Regulation Section 1.704-l(b)(2)(iv).

(a) Each Member's Capital Account will be increased by (1) the amount of money contributed by such Member to the Company; (2) the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take the property subject to under Code Section 752); and (3) allocations to such Member of Company Profits.

(b) Each Member's Capital Account will be decreased by (1) the amount of money distributed to such Member from the Company; (2) the fair market value of property distributed to such Member from the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to under Code Section 752); and (3) allocations to such Member of Losses.

6.6. Transfers of Capital Accounts. On a permitted sale or other transfer of Membership Interests in the Company, the Capital Account of the transferring Member will become the Capital Account of the person to which or whom the Membership Interest is sold or otherwise transferred.

6.7. No Obligation to Restore Deficit Capital Accounts. Except as otherwise required in the Code or this Agreement, no Member has any liability to restore all or any portion of a deficit balance in a Capital Account.

ARTICLE 7 – PROFITS, LOSSES, AND DISTRIBUTIONS

7.1. Allocation of Profits and Losses. The Profits and Losses of the Company for each fiscal year are allocated to the Members according to the Percentage Interests as identified on the attached Schedule 1, as amended from time to time. Distributions of Profits and Losses shall be made to Members on a pro rata, Percentage Interest basis.

7.2.   Distributions. The Company shall distribute a percentage of estimated Company pass-through taxable net income as a tax draw, at least fourteen (14) days before each quarterly federal tax payment deadline. The percentage shall be based on the highest combined federal, state, and local individual income tax rate for any Member. Other distributions shall be at the discretion of the Manager. For any calendar quarter, cash need not be distributed to the extent that such cash is required for a reasonable working capital reserve for the Company, the amount of such reasonable working capital reserve to be determined by a super-majority (66.7%) of the Members Interest. If a distribution is withheld, such distribution will be accounted for as a Member loan to the Company and shall accrue interest at five percent (5%) compounded annually.

7.3.   Liquidating Distributions. If the Company is liquidated, the assets of the Company will be distributed to the Members in accordance with ARTICLE 11 of this Agreement.

7.4.   Distributions in Kind. If any assets of the Company are distributed in kind to the Members, those assets will be valued on the basis of their fair market value, and any Member entitled to any interest in those assets will receive that interest as a tenant-in-common with all other Members so entitled. Unless the Members otherwise agree, the fair market value of the assets will be determined by an independent appraiser selected by the Members. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided for in this Agreement and will be properly credited or charged to the Capital Accounts of the Members prior to the distribution of the assets in liquidation.

7.5.   Withholding; Amounts Withheld Treated as Distributions. The Company is authorized to withhold from distributions, allocations, or payments to Members and to pay over to the appropriate federal, state, or local governmental authority any amounts required to be withheld pursuant to the Code or provisions of applicable state or local law. All amounts withheld pursuant to the preceding sentence in connection with any payment, distribution, or allocation to any Member will be treated as amounts distributed to such Member pursuant to this ARTICLE 7 for all purposes of this Agreement.

7.6.   Limitation on Distributions. No distribution will be declared and paid unless, after the distribution is made, the Company is solvent. The Company is solvent if (i) the Company is able to pay its debts as they become due in the usual course of business; and (ii) the liabilities of the Company (not including those liabilities to the Member for his interest in the Company or those liabilities in which the creditors recourse is limited to specific property) do not exceed the fair market value of the assets of the Company (not including the specific encumbered property to the extent of the encumbrance).

ARTICLE 8 – TRANSFERS OF MEMBERSHIP INTERESTS

8.1.   General Restriction on Transfer. Except as expressly set forth in this Agreement, no Member may directly or indirectly transfer, sell assign, pledge, hypothecate, or in any way alienate ("Transfer," which may be used as a verb or a noun) any Membership Interest. Any Transfer that is not permitted under this Section 8 is void *ab initio* and shall have no force or effect on the Company.

8.2. <u>Permitted Transfers.</u> A Member shall have the right, without complying with the provisions of Section 8.4, to Transfer a Member's Membership Interest to any of the following:

(a) a person or entity who was already a Member of the Company prior to such Transfer;

(b) a revocable living trust in which the Member is the sole beneficiary during the Member's lifetime;

(c) any other trust formed pursuant to the terms of this Agreement; or

(d) an entity in which the Member has all the voting rights of the entity.

8.3. <u>Consent.</u> A Member shall have the right, without complying with the provisions of Section 8.4, to complete a Transfer if the Manager consents to the Transfer, or in the case of a Transfer of Membership Interest the Manager, if the non-Transferring party consents to the Transfer.

8.4. <u>Right of First Refusal.</u> A Member proposing to make a Transfer of Membership Interest (the "Transferring Member" for purposes of Sections 8.4, 8.6, and 8.7) shall provide written notice of the proposed Transfer (the "<u>Transfer Notice</u>") to the Company and the other Members. The Transfer Notice shall include all the terms of the proposed Transfer, including the price and payment terms for any sale, the name and address of the proposed transferee, the type and percentage of the Transferring Member's Membership Interest to be transferred, and the date on which the proposed transaction is to occur. If the proposed Transfer is a gift or for consideration other than cash, the Transfer Notice shall so state and shall state that any purchase under this right of first refusal shall be for a cash purchase price determined under Section 8.6. For a period of thirty (30) days from the effective date of the Transfer Notice, the Company shall have the option to purchase the Membership Interest proposed to be transferred, on the same terms and conditions (including price and payment terms) as contained in the Transfer Notice. The determination of whether the Company will exercise the option shall be made by the Manager, who will promptly notify all Members of the Company's decision. If the Company does not accept the offer to purchase the Transferring Member's offered Membership Interest within the thirty (30) day period, the other Members shall have the option to purchase the offered Membership Interest at the price and terms set forth in the Transfer Notice for a period of thirty (30) days, beginning on the day the Company declines to purchase (or beginning at the end of the thirty (30) day period if the Company takes no action). If the Company and the Members do not purchase all of the Membership Interest that the Transferring Member desires to Transfer, the Transferring Member has a period of ninety (90) days, beginning from the last day the Company or any other Member declines to purchase the offered Membership Interest (or beginning at the end of the thirty (30) day period during which Members have the purchase option, if neither the Company nor any Members affirmatively decline), to Transfer the remaining Membership Interest on terms no less favorable to the Transferring Member than those stated in the Transfer Notice.

8.5. <u>Involuntary Transfers</u>. In the event any Member shall be adjudged bankrupt, or if a Member's Membership Interest shall be levied upon or attached by a creditor, or if there is a Transfer ordered in a dissolution of a marriage or other involuntary transfer of a Member's Membership Interest (collectively "<u>Involuntary Transfer</u>"), the Company, for a period of sixty (60) days beginning on the date of adjudication, levy, or order, shall have the option to purchase the Member's Membership Interest at the price and terms set forth in Section 8.6. If the Company does not exercise its option during the sixty (60) day period, the other Members shall have the option to purchase the Membership Interest at the price and terms set forth in Section 8.6 for a period of sixty (60) days, beginning on the day the Company declines to purchase (or beginning at the end of the sixty (60) day period if the Company takes no action).

8.6. <u>Purchase Price</u>. The purchase price for any Membership Interest being purchased will be the fair market value of the Membership Interest and will be payable in cash. Fair market value shall be determined by mutual agreement between the Company (or if the Company is not a purchaser, the purchasing Member with the largest Percentage Interest) and the Transferring Member, and in the absence of agreement by appraisal, as follows: each of the Company (or applicable purchasing Member) and the Transferring Member shall propose the value that it believes is appropriate, and a third-party appraiser acceptable to both parties shall determine the fair market value of the Membership Interest by selecting one of the two proposed values; the appraiser may not select a third value. The costs and expenses of the appraisal shall be shared equally by the Company (or the applicable purchasing Member) and the Transferring Member. The Company and the Transferring Member shall provide all information and data as the appraiser deems necessary or useful to make the determination of the fair market value. The appraiser must have not less than ten (10) years of experience in performing commercial appraisals or business valuations.

8.7. <u>Miscellaneous Transfer Provisions</u>

    (a)   <u>Member Acquisition</u>. This provision shall apply if the Members have an option to purchase a Transferring Member's Membership Interest. Each buying Member shall be entitled to purchase that portion of the Transferring Member's Membership Interest equal to a fraction the numerator of which is the buying Member's Percentage Interest and the denominator of which is the total of all the buying Members' Percentage Interests. If any buying Member fails to purchase the Member's full pro rata share of the available Membership Interest, then the other buying Members may purchase the Membership Interest not otherwise purchased in such proportions as they shall agree.

    (b)   <u>Adoption of Agreement</u>. Notwithstanding any other provision of ARTICLE 8, a person who acquires a Membership Interest who is not already a Member must sign a counterpart signature page or other adoption agreement approved by the Company, agreeing to be bound by the terms of this Agreement. Until such person executes such an adoption agreement, the person shall be treated as owning only an economic interest and shall not have the right to vote. However, a person who acquires a Membership Interest as a result of an Involuntary Transfer will own only an economic interest in the Company, will not be required to adopt this Agreement, and may become a full voting Member only if the Manager and Members holding at least a combined super-majority sixty-six and two thirds percent (66.7%) of all Percentage Interests approve admitting the person as a Member.

(c) <u>Notice and Exercise of Option</u>. Any exercise of an option must be in writing and notice must be provided to all affected parties.

(d) <u>Decision Making by Manager</u>. If the Company must make a decision regarding whether to exercise an option, set or negotiate the price of the Membership Interest, or make any other material decision, any Manager or Member may not vote or otherwise participate in making the decision if it involves the purchase of a Membership Interest owned by such Manager or Member or a Controlled Entity of the Member.

(e) <u>Securities Law</u>. If the Company reasonably believes that a Transfer may violate federal or state securities law, the Transfer will not be effective until such time that the Company at the expense of the Member desiring to complete a Transfer obtains a legal opinion from counsel of the Company's choosing that the Transfer does not violate federal or state securities law.

(f) <u>Withholding</u>. In accordance with Code Section 1446(f) and the Treasury Regulations promulgated thereunder, any person who acquires a Membership Interest who is not already a Member and any Member that purchases all or a part of a Membership Interest shall:

(i) withhold from the purchase price of such Membership Interest the amount required unless the Transferring Member delivers to the transferee proof of exemption from withholding; and

(ii) certify to the Company no later than ten (10) days after the applicable Transfer that such Member or person has satisfied his, her, or its obligations under Code Section 1446(f) and the Treasury Regulations promulgated thereunder. Until such person complies with the preceding sentence, the person shall be treated as owning only an economic interest and shall not have the right to vote with respect to the transferred Membership Interest.

ARTICLE 9– INDEMNIFICATION

9.1. <u>Right to Indemnification</u>. The Company shall indemnify and hold harmless, to the fullest extent permitted by the Code as it presently exists or may hereafter be amended, any Member or officer from and against any judgments, settlements, fines, or expenses incurred in a proceeding to which an individual is a party because he or she is, or was, a Member or officer of the Company, provided that the Company shall not indemnify a Member or officer from, or on account of, acts or omissions of the Member or officer finally adjudged to be intentional misconduct, a knowing violation of law, a knowing violation of Section 7.6 of this Agreement, or a transaction from which the Member or officer received a benefit in money, property or services to which they were not legally entitled.

9.2. <u>Advance for Expenses</u>. The Company shall pay the expenses incurred in defending any proceeding in advance of its final disposition, provided that: (a) the Member or officer furnishes the Company a written affirmation of the Member's or officer's good faith belief that they are entitled to be indemnified under the provisions of the Code and this Agreement; and (b) the Member or officer furnishes the Company a written undertaking, executed personally or on the Member's or officer's behalf, to repay the advance if it is ultimately determined that the Member or officer was not entitled to be indemnified under the provisions of the Code and this Agreement.

9.3. <u>Claims</u>. If a claim for indemnification or advance for expenses is made pursuant to this Agreement and is not paid in full within sixty (60) days after a written claim therefor has been received by the Company, then the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, the claimant is entitled to be paid the expense of prosecuting such a claim including a reasonable attorney's fee. In any such action, the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or advance for expenses under the provisions of the Code and this Agreement.

9.4. <u>Non-Exclusivity of Rights</u>. The rights of indemnification and advance for expenses provided by this Agreement are not exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Articles, this Agreement, vote of disinterested Members, or otherwise.

9.5. <u>Amendment or Repeal</u>. Any repeal or modification of the provisions of this Article 9 does not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE 10 – BOOKS AND RECORDS

10.1. <u>Books of Account</u>. At the expense of the Company, the Manager, or CFO if the Manager so delegates, shall maintain records and accounts of all operations and expenditures of the Company. At a minimum, the Company shall keep at its principal place of business the following records:

(a) A current list and past list, setting forth the full name and last known mailing address of each Manager, Member, and officer of the Company;

(b) A copy of the Articles and all amendments thereto;

(c) Copies of this Agreement and all amendments copy of any prior limited liability company longer in effect;

(d) Copies of the Company's federal, state, and local tax returns, and reports, if any, for the three (3) most recent years;

(e) Minutes of every meeting of the Members and any written consents obtained from Members for actions taken by Members without a meeting; and

(f)   Copies of the Company's financial statements for the three (3) most recent years.

10.2.   Accounting Principles; Fiscal Year. The Profits and Losses of the Company will be determined in accordance with accounting principles applied on a consistent basis. The fiscal year and accounting period of the Company shall be the calendar year.

10.3.   Tax Returns. The Company shall cause to be prepared and filed all necessary federal and state income tax returns for the Company. Copies of such returns or pertinent information from them, shall be furnished to the Members within ninety (90) days after the end of each fiscal year. Each Member shall furnish to the Company all pertinent information in their possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

10.4.   Tax Elections. The Company may make elections on the appropriate tax returns as the Company deems appropriate and in the best interests of the Members. Neither the Company nor any Member may make an election for the Company to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code, or any other similar provisions of applicable state law, and no provisions of this Agreement will be interpreted to authorize any such election.

ARTICLE 11 – DISSOLUTION

11.1.   Dissolution. The Company is dissolved and its affairs must be wound up upon the written agreement of all the Members or upon the dissociation of the last remaining Member.

11.2.   Winding Up; Distribution of Assets. On the dissolution of the Company, the Manager (or any person(s) designated by the Manager) may, in the name of and on behalf of the Company, prosecute and defend lawsuits (whether civil, criminal or administrative), sell and close the Company's business, dispose of and convey the Company's property, discharge the Company's liabilities, and distribute to the Members any remaining assets of the Company, all without affecting the liability of any Member. On the winding up of the Company, the assets are to be distributed as follows:

(a)   First, to creditors, including any Member or Manager who is a creditor, to the extent permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members;

(b)   Second, to Members in satisfaction of liabilities for distributions;

(c)   Third, to set up any reserves which the Manager deems reasonably necessary for contingent, unmatured, and unforeseen liabilities or obligations of the Company;

(d)   Fourth, to Members in proportion to, and to the extent of, the positive balance in each such Member's Capital Account; and

(e)   Thereafter, to the Members in proportion to their Percentage Interests.

11.3. Certificate of Cancellation. Within thirty (30) days following the completion of the winding up and liquidation of the Company assets, the Manager shall file a Certificate of Cancellation with the Secretary of State of the State of Texas pursuant to the Code.

11.4. No Obligation to Restore Deficit Capital Account. On the liquidation of the Company, if any Member has a deficit balance in a Capital Account (after giving effect to all contributions, distributions and allocations for the fiscal year, including the fiscal year in which such liquidation occurs), such Member has no obligation to make any Capital Contribution, and the negative balance of any Capital Account will not be considered a debt owed by the Member to the Company or to any other person for any purpose.

11.5. Termination. On completion of the dissolution, winding up, and distribution of the assets of the Company, the Company is deemed terminated.

ARTICLE 12 – GENERAL PROVISIONS

12.1. Notices. All notices under this Agreement must be in writing and are to be deemed to have been given upon: (i) personal delivery, (ii) the delivery date if sent by express or certified mail or other commercially appropriate means that require proof of delivery, or (iii) except for notices of proposed Transfer, proposed issuance of Units, exercise, or default ("Legal Notices"), when sent by e-mail, or the following business day if sent by e-mail after the close of the recipient's business day. Legal Notices may only be given by the methods specified in this Section 12.1, clauses (i) or (ii). Notices are to be addressed to a Member at their address as it appears on Schedule 1 of this Agreement, or as it may be updated in the Company's records, and to the Company at its principal place of business, or to such other address as a party may specify by notice given to the other parties. Any correctly addressed notice that is refused, unclaimed, or undeliverable because of an act or omission of the party to be notified shall be deemed effective as of the first date that the notice was refused, unclaimed, or deemed undeliverable.

12.2. Governing Law; Jurisdiction and Venue. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas, including the Code. Any suit involving any dispute or matter arising under this Agreement may only be brought in the state and federal courts of the State of Texas. All Members consent to the exercise of personal jurisdiction by such court with respect to any such proceeding.

12.3. Amendments. This Agreement may be amended by (1) the vote of Members holding a supermajority of the Percentage Interests, meaning at least 66 2/3.

12.4. Interpretation. The headings of the sections and paragraphs of this Agreement are inserted for convenience of reference only and in no way restrict or otherwise modify any of the terms or provisions of this Agreement. The use of the words "**include**," "**includes**," and "**including**" followed by one or more examples is intended to be illustrative and does not limit the scope of the description or term for which the examples are provided. The use of the word "**or**" is intended to mean one or more of the constituents connected therewith and is not intended to mean one constituent to the exclusion of the others, unless the context clearly indicates, with words such as "either...or alternatively...", that only one constituent may be chosen. "**Days**," "**months**" or "**years**" mean calendar days, months, or years, as the case may be, unless otherwise explicitly specified. The term "**person**" is deemed to include an individual, corporation, partnership, limited liability company, trust, unincorporated organization, and any other entity and any government and governmental agency or subdivision, as the context requires. No term or condition in this Agreement is waived or modified unless a writing doing so is signed by the party against whom enforcement of the waiver or modification is sought.

12.5. <u>Waivers</u>. The failure of any person to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement does not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

12.6. <u>Severability</u>. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Agreement and the application thereof is not affected and is enforceable to the fullest extent permitted by law.

12.7. <u>Binding Effect</u>. Each and all of the covenants, terms, provisions, and agreements in this Agreement contained is binding upon and inures to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and assigns.

12.8. <u>Rights of Creditors and Third Parties Under Agreement</u>. This Agreement is entered into between the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. The Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except, and only to the extent provided by applicable statute, no such creditor or third party has any rights under this Agreement or any agreement between the Company and any Member with respect to a Capital Contribution or otherwise.

12.9. <u>Counterparts/Facsimile</u>. This Agreement may be executed simultaneously or in counterparts, each of which is deemed an original, but all of which together constitute one and the same Agreement. Electronic or other reliable reproductions of any signed original document are effective as originals.

12.10. <u>Entire Agreement</u>. This Agreement is the parties' entire agreement respecting its subject matter. This Agreement supersedes all prior agreements, written and oral, concerning the matters addressed.

[Signatures on next page]

The Company and its Members have executed this Amended and Restated Operating Agreement as of the Effective Date.

MEMBERS as of the Effective Date:

Robert Andrew Kaminski, individually

[redacted]

DocuSigned by:
Andy Kaminski
000D111FE44E448...

Member/Founder/Manager/CEO

Hugh Olson IV, individually

[redacted]

DocuSigned by:
Hugh Olson
79AE0D8BF99C461...

Member/Co-Founder/CFO

Alok Paryani, individually

[redacted]

DocuSigned by:
Alok Paryani
81D63109DEEE4C9...

Member/Co-Founder/Angel Investor

Ted Karr, individually

[redacted]

DocuSigned by:
Ted Karr
CD8DAB994A1644B...

Member/Co-Founder/CLO

Aaron Schaefer, individually

[redacted]

DocuSigned by:
Aaron Schaefer
81C9E01742B446C...

Member/Co-Founder/Investor

Karla Kaminski

[redacted]

Karla Kaminski
0F1B4D63E60F4C1...

Member/Co-Founder/CCO

Jonathan Schaefer, individually

[redacted]

Jonathan Schaefer
924120FCA60F41A...

Member/Co-Founder/Investor

SCHEDULE 1
TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
RUNNER CITY LLC

Membership Interest

Member	Capital Contribution	Percent of Ownership
Robert Andrew Kaminski	$0	66.5%
Hugh Olson	$0	15.0%
Alok Paryani	$50,000	10%
Ted Karr	$0	5%
Aaron Schaefer	$25,000	1.25%
Jonathan Schaefer	$25,000	1.25%
Karla Kaminski	$0	1.00%
	Total:	100%

EXHIBIT A
TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
RUNNER CITY LLC

Glossary

"**Code**" means the Texas Business Organization Code (Title 3, Chapter 101).

"**Advisory Board**" has the meaning set forth in Section 4.8.

"**Agreement**" means this operating agreement, as originally executed and as it may be amended from time to time.

"**Articles**" has the meaning set forth in Section 2.1.

"**Capital Account**" means the account of a Member from the inception of the Company as determined in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, or any successor provision.

"**Capital Contribution**" means any Member's contribution to the capital of the Company with respect to such Member's Units. "**Initial Capital Contribution**" means the initial contribution to the capital of the Company pursuant to this Agreement.

"**Cash Flow**" means all cash funds derived from operations (including investments) of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses, and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager. Cash Flow is deemed increased by the reduction of any reserve previously established.

"**Manager**" has the meaning set forth in Section 4.1.

"**Code**" means the Internal Revenue Code of 1986, as amended, or the corresponding provisions of any superseding federal revenue statute.

"**Company**" means RUNNER CITY LLC, and any other successor limited liability company.

"**Effective Date**" has the meaning set forth in the preamble.

"**Initial Members**" has the meaning set forth in the preamble.

"**Investor Reports**" has the meaning set forth in Section 4.10.

"**Involuntary Transfer**" has the meaning set forth in Section 8.5.

"**Issuance Notice**" has the meaning set forth in Section 6.2(a).

"**Loss**" or "**Losses**" means the losses and deductions of the Company, determined in accordance with accounting principles consistently applied from year to year by the Company, and as reported separately or in the aggregate, as appropriate, on the Company's tax return filed for federal income tax purposes.

"**Member**" means each of the parties who executes a counterpart of this Agreement as a Member, and each of the parties who may subsequently become Members in accordance with this Agreement. If a Member is the Manager, then the term "Member" includes such Member in his capacity as Manager.

"**Membership Interest**" means the Units in the Company owned by each Member.

"**Original Operating Agreement**" has the meaning set forth in the preamble.

"**Percentage Interest**" means (a) with respect to any Unit, the percentage ownership interest assigned to that Unit under Section 6.1 of this Agreement and (b) with respect to any Member, the total percentage ownership interests represented by all Units held by that Member.

"**Profits**" means the Company's income and gains, determined in accordance with accounting principles consistently applied from year to year by the Company, and as reported separately or in the aggregate, as appropriate, on the Company's tax return filed for federal income tax purposes.

"**Regulation**" means all proposed, temporary, and final regulations promulgated under the Code as from time to time are in effect.

"**Transfer**" has the meaning set forth in Section 8.1.

"**Transfer Notice**" has the meaning set forth in Section 8.4.

"**Units**" means units representing an ownership interest in the Company and any additional units the Company may issue in the future.